



02005770

Vf 2-28-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 26 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis (City) Indiana (State) 46206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy K. Mitchell-Stearns (317) 264 - 2614
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF: INDIANA INDIANA
COUNTY OF: MARION SS:
Before me the undersigned, A Notary Public for JOHNSON County, State of Indiana personally appeared GREGORY W. GOELZER and acknowledged the execution of this instrument this 25 day of FEB. 2002.

SEAL [signature] Notary Public
My commission expires: 3-19-08

[signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Table of Contents


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2001 and December 31, 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2001 and December 31, 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 11 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 18, 2002

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	December 31, 2001	December 31, 2000
Cash and cash equivalents	$ 131,093	$ 28,871
Cash segregated under federal regulations	1,088	1,076
Cash deposits with clearing organizations and others	102,562	102,562
Receivable from brokers, dealers and clearing organizations	688,975	1,073,604
Receivable from customers	132,108	68,981
Receivable from shareholders	329,571	313,167
Other receivables	12,140	23,788
Securities owned at market value		
Marketable	215,156	359,715
Nonmarketable	16,300	16,300
Furniture and equipment	25,238	45,299
Other assets	12,885	13,673
Total Assets	$ 1,667,116	$ 2,047,036

Liabilities and Shareholders' Equity		
Accounts payable	$ 27,430	$ 16,425
Accrued retirement plan expenses	131,942	50,244
Other liabilities	1,500	1,090
Total liabilities	160,872	67,759
Shareholders' Equity		
Common stock, no par value	127,619	127,619
Additional paid-in-capital	454,509	454,509
Retained earnings	924,116	1,397,149
Total shareholders' equity	1,506,244	1,979,277
Total Liabilities and Shareholders' Equity	$ 1,667,116	$ 2,047,036

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2001	For The Years Ended December 31, 2000
Revenues		
Investment advisory fees	$ 2,756,005	$ 2,898,049
Commissions	656,015	748,099
Business valuations	507,190	537,337
Consulting fees	78,951	38,766
Investment banking	179,162	254,500
Net gains on firm securities trading accounts	35,514	81,160
Interest	42,616	67,275
Dividends	1,138	3,307
Other	932	997
Total revenues	4,257,523	4,629,490
Operating Expenses		
Employee compensation and benefits	2,199,413	2,131,787
Commissions and floor brokerage	290,546	283,556
Communications	137,047	182,366
Occupancy and equipment rental	196,686	205,042
Promotional costs	135,146	237,374
Interest expenses	2,126	2,790
Other operating expenses	269,592	222,248
Total operating expenses	3,230,556	3,265,163
Net Income	$ 1,026,967	$ 1,364,327

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2001

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 1999	$ 45,126	$ 454,509	$ 932,822
Net income			1,364,327
Shareholder distributions			(900,000)
Sale of additional shares of stock	82,493		
Balance, December 31, 2000	127,619	454,509	1,397,149
Net income			1,026,967
Shareholder distributions			(1,500,000)
Balance, December 31, 2001	$ 127,619	$ 454,509	$ 924,116

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flow

	For The Years Ended	
	December 31, 2001	December 31, 2000
Operating Activities		
Net income	$ 1,026,967	$ 1,364,327
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	37,712	37,127
Changes in operating assets and liabilities		
Cash segregated under federal regulations	(12)	(20)
Accounts receivable from customers	(63,127)	24,144
Receivables, clearing organizations	384,629	(720,125)
Net change in trading inventory	144,559	(10,100)
Shareholder receivables	(16,404)	(19,775)
Other receivables	11,648	(11,963)
Other assets	(2,553)	(1,141)
Accounts payable	11,005	(4,730)
Accrued expenses	82,108	(1,413)
Net Cash Provided by Operating Activities	1,616,532	656,331
Investing Activities		
Purchase of furniture and equipment	(14,310)	(7,814)
Net Cash Used in Investing Activities	(14,310)	(7,814)
Financing Activities		
Shareholder distributions	(1,500,000)	(900,000)
Issuance of company stock	-	82,493
Net Cash Used in Financing Activities	(1,500,000)	(817,507)
Increase (Decrease) in Cash and Cash Equivalents	102,222	(168,990)
Cash and Cash Equivalents at Beginning of Year	28,871	197,861
Cash and Cash Equivalents at End of Year	$ 131,093	$ 28,871

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2001

Note 1 – Significant Accounting Policies

Description of Business
Goelzer Investment Management, Inc., is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing & Co., a division of Donaldson, Lufkin & Jenrette Securities Corporation.

Principles of Consolidation
The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Investment advisory income is recognized each quarter at the beginning of that quarter. Other revenues are recognized upon completion of the particular project.

Securities Owned
Marketable securities are valued at their quoted market value. Nonmarketable securities are valued at estimated fair value as determined by the Company's Chairman of the Board. The resulting differences between cost and market (or estimated fair value) are included in income.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $34,371 and $33,786 for the years ended December 31, 2001 and 2000, respectively, has been computed using straight line and accelerated rates of depreciation.

Consolidated Statements of Cash Flows
Cash equivalents are defined as demand deposits held by banks. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2001 or 2000. The Company paid $2,126 and $2,790 in interest costs in 2001 and 2000, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2001

Note 1- Significant Accounting Policies (Continued)

Income Taxes
The Company, has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders will be taxed on corporate income rather than the Company. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,088 and $1,076 in 2001 and 2000, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations as of December 31, 2001 and 2000, were settlement balances due from the clearing organization of $688,975 and $1,073,604, respectively.

Note 4 - Receivable from Customers

Amounts receivable from customers were amounts due to the Company's subsidiary for valuation and consulting services.

Note 5 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares outstanding follows:

	Class A	Class B
Balance at January 1, 2000	2,700	678
Stock split	450,900	113,226
Sales of stock	5,474	-
Balance at December 31, 2000	459,074	113,904
Balance at December 31, 2001	459,074	113,904

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2001

Note 6 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2001	December 31, 2000
U. S. Government obligations, maturing within one to five years	$ 215,156	$ 275,765
Corporate stocks	-	25,188
Commercial paper	-	58,762
	$ 215,156	$ 359,715

The Company had the following cost and unrealized gains on marketable securities:

	2001	2000
Cost of securities	$ 208,250	$ 344,787
Unrealized gains (losses)	6,906	14,928
	$ 215,156	$ 359,715

Net unrealized firm investment securities gains and losses included in income are as follows:

	2001	2000
Unrealized gain (loss) on investment accounts	$ (1,875)	$ 34,197

Nonmarketable securities include common shares and stock warrants received in a private placement offering. Management estimates that market value approximates cost. Consequently no gain or loss has been recognized on these securities.

Note 7 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2001	December 31, 2000
Copier/Fax equipment	$ 15,645	$ 15,645
Office furniture	96,696	99,796
Computer equipment	111,632	105,099
Leasehold improvements	7,689	7,689
Telephone equipment	19,476	19,476
	251,138	247,705
Less: Accumulated depreciation	225,900	202,406
Total	$ 25,238	$ 45,299

Note 8 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. The total pension expenses for this SARSEP plan for the years ended December 31, 2001 and 2000 was $91,191 and $87,168, respectively.

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 21 completing six months of service or one thousand hours of service are eligible to participate in the plan. The Company is required to contribute 5% of eligible wages, but it has the option of contributing up to 15% of eligible wages. Eligible wages are defined as cash remuneration that is reportable on the participant's IRS Form W-2. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2001 and 2000 was $84,000 and $82,600, respectively. The plan was able to purchase 5,474 shares of Company stock in 2000. The contribution for 2001 will be made in 2002. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Note 9 - Commitments and Contingent Liabilities

The Company is committed under operating leases for the rental of office space. Annual payments under this agreement are shown below:

For The Years Ended December	
2002	101,620
2003	-
Total	$ 101,620

Rental expenses for the above leases for 2001 and 2000 were $131,676 and $131,287, respectively.

Note 10 - Concentrations of Credit Risk

Accounts receivable from customers for consulting and valuation services amounted to $132,108 and $68,981, at December 31, 2001 and 2000, respectively.

The Company maintains cash balances at several banks. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company also maintains balances in cash and money market accounts at the clearing organization which are not insured against loss.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2001

Note 11 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2001, the Company had net capital of $932,247, which was $682,247 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 16.6%.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2001

Note 12 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Balance Sheets

Assets	**December 31, 2001**	**December 31, 2000**
Cash and cash equivalents	$ 13,091	$ 14,217
Accounts receivable	132,108	68,981
Marketable securities	20,195	23,318
Furniture and equipment, net of depreciation	6,016	9,748
Other assets	1,655	1,506
Total Assets	$ 173,065	$ 117,770

Liabilities and Shareholder's Equity		
Accounts payable - parent	$ 127,748	$ 75,551
Other accounts payable	5,951	5,781
Total liabilities	133,699	81,332
Shareholder's Equity		
Common stock, no par value	625	625
Retained earnings	38,741	35,813
Total shareholder's equity	39,366	36,438
Total Liabilities and Shareholder's Equity	$ 173,065	$ 117,770

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2001

Note 12 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings

	For the Years Ended	
	December 31, 2001	December 31, 2000
Operating Revenues	$ 704,280	$ 582,615
Operating expenses	701,352	727,061
Net Income (loss)	2,928	(144,446)
Retained earnings, beginning of period	35,813	180,259
Retained earnings, end of period	$ 38,741	$ 35,813

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2001

Note 12 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended	
Operating Activities	**December 31, 2001**	**December 31, 2000**
Net income (loss)	$ 2,928	$ (144,446)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,309	9,445
Changes in operating assets and liabilities:		
Accounts receivable	(63,127)	24,144
Other current assets	2,974	32,654
Accounts payable	52,367	46,454
Net Cash Used in Operating Activities	(549)	(31,749)
Investing Activities		
Additions to plant	(577)	(4,014)
Net Cash Used in Investing Activities	(577)	(4,014)
Decrease in Cash and Cash Equivalents	(1,126)	(35,763)
Cash and Cash Equivalents at Beginning of Year	14,217	49,980
Cash and Cash Equivalents at End of Year	$ 13,091	$ 14,217

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2001

Net Capital

Shareholders' equity		$ 1,506,244
Less subsidiary equity net of parent's investment		(37,252)
Total capital and allowable subordinate liabilities		1,468,992
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	19,222	
Nonmarketable securities	16,300	
Due from clearing (12b-1 fees)	13,763	
Other accounts receivable	457,319	
Prepaid expenses	4,826	
Investment in subsidiary	2,114	
Organizational costs	6,403	519,947
Net capital before haircuts on security positions		949,045
Haircuts on securities:		
U.S. government obligations	6,455	
Other	9,963	
Undue concentrations	380	16,798
Net capital		$ 932,247

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2001

Aggregate Indebtedness	
General accounts payable	$ 21,479
Accrued expenses and other liabilities	133,442
Total Aggregate Indebtedness	154,921
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	10,328
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	250,000
Net capital requirement(greater of above two amounts)	250,000
Excess Net Capital	682,247
Excess Net Capital At 1000% (Net Capital Less 10% Of Aggregate Indebtedness)	$ 916,754
Percentage of Aggregate Indebtedness to Net Capital	16.6%

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 – 3
December 31, 2001

Credit Balances

1.	Free and other credit balances in customers' security accounts	$	--
2.	Monies borrowed collateralized by securities carried for the accounts of customers		--
3.	Monies payable against customers' securities loaned		--
4.	Customers' securities failed to receive		--
5.	Credit balances in firm accounts which are attributable to principal sales to customers		--
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days old		--
7.	Market value of short security count differences over 30 calendar days old		--
8.	Market value of short securities and credits in all suspense accounts over 30 calendar days		--
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer during the 40 days		--
10.	Other		--
11.	Total Credits	$	--

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 - 3 (Continued)
December 31, 2001

Debit Balances

12.	Debit balances in customers' cash and margin accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	--
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		--
14.	Failed to deliver customers' securities not older than 30 calendar days		--
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		--
16.	Other		--
17.	Aggregate debit items	$	--
18.	Less 3% (for alternative method only)		--
19.	Total 15c 3 - 3 Debits	$	--

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 - 3 (Continued)
December 31, 2001

Reserve Computation

20.	Excess of total debits over total credits	$ --
21.	Excess of total credits over total debits	
22.	If monthly computation, 105% of total credits over total debits	
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period	1,088
24.	Amount of deposit (or withdrawal)	
25.	New amount in "Reserve Bank Account(s)" after deposit or withdrawal	$ 1,088
26.	Date of deposit	

Frequency of Computation

27. Daily__________ Weekly__________ Monthly____X____

Goelzer Investment Management, Inc.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2001

Based upon our examination as of December 31, 2001, we did not find the Respondent to be in violation of Rule 15c3-3 relating to the possession and control of fully paid securities carried for the accounts of customers.

Goelzer Investment Management, Inc.

Reconciliation of Computations to Determine Net Capital Under Rule 15c3-1 and Reserve Requirements Under Rule 15c3-3 December 31, 2001

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2001 unaudited Focus report and this report. The net effect was a decrease in net capital of $114,045.

Net capital as reported on the unaudited Focus report of December 31, 2001	$ 1,046,292
Increase in nonallowable assets as a result of post Focus accrual adjustments	(14,025)
Decrease in ownership equity as a result of post Focus accrual adjustments	(90,766)
Increase in securities haircuts	(9,254)
Net Capital as Audited	$ 932,247

Computation of Reserve Requirements Under Rule 15c3-3

There was one reconciling item between the December 31, 2001, Focus report reserve determination and this report. Line 23, "Amount held on deposit in Reserve Bank Accounts," was reported as $-0-, but should have shown $1,088.

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2001

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.


KLP
Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
January 18, 2002

Goelzer Investment Management, Inc.

Year Ended December 31, 2001

Financial Report